Exhibit 99.33

Press release

Maruho increases stake in Biofrontera to 28.14 percent

•	Stronger commitment affirms long-term strategic partnership

•	Voluntary partial acquisition offer accepted for 3.5 million Biofrontera shares

•	Junichi Hamada, Corporate Officer Global Strategy at Maruho: “We are looking forward to supporting Biofrontera constructively as a reliable and stable anchor shareholder”

Leverkusen, July 24, 2019: Maruho Deutschland GmbH, a subsidiary of the Japanese pharmaceutical company Maruho Co., Ltd., has successfully completed the voluntary partial acquisition offer to the shareholders of Biofrontera AG published on April 15, 2019. By the end of the acceptance period on July 19, the offer had been accepted for a total of 3,499,056 Biofrontera shares. This corresponds to approximately 7.84 percent of the share capital and voting rights of Biofrontera AG. As this is a partial acquisition offer, there will be no further acceptance period pursuant to § 16 para. 2 sentence 1 of the German Securities Acquisition and Takeover Act (WpÜG). Upon settlement of the transaction, Maruho’s stake in Biofrontera will increase to approximately 28.14 percent.

Junichi Hamada, Corporate Officer Global Strategy at Maruho, said: “With its patented nanoemulsion technology, Biofrontera is a success story. As a pharmaceutical company with a long-term vision and mind-set specializing in dermatology, Maruho is the ideal partner to support the management team around Professor Lübbert. We would like to contribute as best as possible to the further development of this technology for the treatment of skin diseases to the benefit of patients and in the best interest of the company and its stakeholders. We are therefore looking forward to supporting Biofrontera constructively as a reliable and stable anchor shareholder in the future.”

In the course of the voluntary public partial acquisition offer, Maruho had announced that it would acquire up to 4,322,530 Biofrontera shares and thus increase its stake in Biofrontera to up to 29.99 percent. The shareholders were initially offered € 6.60 per share in cash. Following the release of Biofrontera’s better than expected financial results, Maruho increased the offer price to € 7.20 per share within the acceptance period. The payment of the offer price and the transfer of the tendered shares is expected to take place on July 26, 2019.

Important information:

This announcement is neither an offer to purchase nor a request to submit an offer to sell shares in Biofrontera AG. The detailed terms of the Amended Acquisition Offer as well as further information regarding the Amended Acquisition Offer, are set out in the Offer Document which has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) and in the Offer Amendment. The Acquisition Offer and the Offer Document must be read and interpreted in conjunction with the Offer Amendment.

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Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the Offer Document and the Offer Amendment, as well as all other documents relating to the Amended Acquisition Offer, as they contain important information. The Amended Acquisition Offer was only for Biofrontera-Shares and holders of Biofrontera-ADS could not directly tender their Biofrontera-ADS for sale in connection with the Amended Acquisition Offer.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Amended Acquisition Offer on the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Amended Acquisition Offer, (b) passed upon the merits or fairness of the Amended Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Amended Acquisition Offer set out in the Offer Document and the Offer Amendment referred to shares of a German company and was made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Amended Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that was concluded on the basis of the Amended Acquisition Offer is governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

With the exception of the permission to publish the Offer Document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the Offer Document, the Offer Amendment or the Amended Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.

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